

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

April 25, 2008

Mr. Paul S. Shipman
Chief Executive Officer
Redhook Ale Brewery, Incorporated
14300 NE 145th Street, Suite 210
Woodinville, WA 98072-6950

> **RE:** **Redhook Ale Brewery, Incorporated ("Redhook" or**
> **"company")**
> **Registration Statement on Form S-4**
> **File No. 333-149908**
> **Filed March 26, 2008**
> **Form 10-K**
> **File No. 000-26542**
> **Filed March 26, 2008**

Dear Mr. Shipman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>S-4 Comments</u>

<u>General</u>

1.   Please revise your disclosure, toward the front of your document, to indicate the total number of shares being issued and the approximate transaction value based

on the closing price immediately prior to your public announcement. Item 501(b)(1) of Regulation S-K requires disclosure of the amount of securities being offered on the prospectus cover page. Please also indicate that, as a result of the merger, you will be taking on the existing Widmer Brothers Brewing Company ("Widmer") debt and state its value. As this is a fixed share deal, an appropriate statement to that effect should also be made.

2.   Your document makes references to the adjournment or postponement of the special meeting. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See rule 14a-4. If you reserve the right to adjourn the meeting to solicit additional proxies, the proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies. Please revise or advise.

3.   We note that the combined company will be required to renegotiate certain agreements with Anheuser-Busch ("A-B") in connection with the merger. Please revise the disclosure throughout to indicate the status of these discussions; and if known, disclose the material terms.

4.   Also, please provide enhanced discussion of the exchange and recapitalization agreement with A-B and the impact that the restrictions have or may have on your business and expansion opportunities. Please give some indication as to how quickly you could rebound from the dissolution of your relationships with A-B – including the distribution relationship.

5.   Please revise your disclosure of the A-B distributor agreement to briefly address Article VII, Section 7.02(g) in your discussions of that agreement.

6.   We note disclosure throughout your document that Widmer is adding new capacity which is expected to be brought on-line by June 2008. As appropriate, please update this disclosure to reflect any timing and/or cost changes associated with the project. Also, in an appropriate section, please indicate the estimated future capacity of the combined company as well as the total barrels sold by the combined company in 2007. To the extent that a significant amount of excess capacity is expected following this expansion, please revise this disclosure to explain the impact of this extra capacity on near term financial results.

Summary, page 1

7.   On both pages 3 and 32 you provide a list of reasons for the merger. Please revise
        to indicate whether either party considered reasons for not doing the merger or
        potential drawbacks to doing the merger. If so, please revise your disclosure to
        address these. In this respect the more substantive discussion should be located in
        pages 32-3 discussion.

8.   Please revise the disclosure on page 4 and elsewhere in the prospectus related to
        the Houlihan Smith & Company, Inc. opinion to clarify that it does not opine on
        the fairness of the transaction to Widmer's shareholders.

9.   In an appropriate section toward the front of the document, briefly clarify the
        basic business plan for the combined company. For example, will the company
        maintain all of its brands, focus more on particular products, re-brand products,
        shift geographic focus, etc. This discussion should also briefly discuss the limits
        and risks to your future plans.

10.   Please revise to discuss, on page 5 and elsewhere as appropriate, the roles played
        by A-B and its designees in this transaction. In issuing this comment please note
        our understanding that the A-B designees abstained from voting and deliberating
        on the transaction. Our comment is broader, and is designed to capture any other
        roles they may have played.

Risk Factors, page 17

11.   On page 19 you indicate that "[a]dditional risks and uncertainties not presently
        known, or that does not currently appear to be important to an investor, if they
        materialize, also may adversely affect the combined company." Please revise to
        remove any reference to additional risks which are not currently discussed. We
        also note similar language on page 19 of the Form 10-K.

12.   Please include a separate risk factor addressing A-B's ownership interest in you as
        well as their potential ability to control you.

13.   Where appropriate, please revise to provide additional factual context to your risk
        factor disclosure in order to assist investors in understanding the magnitude of the
        risk. By means of illustration only, one risk factor indicates that your sales are
        concentrated in the Pacific Northwest but does not address the degree of
        concentration. While a precise percentage is not necessary a range such as
        "greater than x%" or "between x% and y%" is requested.

14.   Please add a risk factor addressing the total amount of debt attributable to the combined company and expected monthly payment obligations. This risk factor should also address the impact that these required payments, and applicable financing terms, will have on your future plans and financial results.

15.   We note the reference to significant cost increases in key raw materials on page 27 and believe that more information is warranted – both within the risk factor disclosure and elsewhere in your documents. Please revise to provide additional information concerning the percentage cost increases in these supplies as well as the financial impact that these increases are expected to have on your gross margin. Also, revise to indicate what percentage these raw materials inputs are relative to your revenues or other appropriate figure. Alternatively, clarify how much it would cost to purchase a similar quantity of materials this year relative to last (i.e., we purchased x bushels last year at total cost y, this year to purchase the same it would be z). In requesting this disclosure please note our expectation that you provide disclosure not merely addressing the percentage price increases but also addressing the magnitude and impact these price increases will have on your business and financial results. Finally, please address any measures the company anticipates taking to respond to these issues.

The Merger, page 30

16.   Revise to indicate whether either entity entertained alternate transactions.

Opinion of Redhook's Financial Advisor, page 35

17.   Your disclosure indicates that Widmer received a third party appraisal in May 2007. Please revise to disclose the material information of the appraisal. Also, please provide us with the basis for your conclusion that additional disclosure concerning this appraisal – such as the firm used, fees paid, and valuation, are not required here.

18.   We note disclosure indicating that your investment bankers performed a variety of analyses in connection with their opinion. Please revise to provide additional and more detailed disclosure concerning the analyses performed. This discussion should include the nature of the analysis performed, the key assumptions and data used, and resulting valuations.

Interests of Widmer's Directors and Executive Officers in the Merger, page 39

19.   Please revise your disclosure to indicate which related person transactions and relationships are expected to continue following the merger. Also, revise to include the expected terms, if different from the historical terms disclosed here.

Material United States Federal Income Tax Consequences, page 40

20.   On page 42 you present the tax consequences "[a]ssuming that the merger will be
        treated for U.S. federal income tax purposes as a reorganization within the
        meaning of Section 368 of the Code." Please note that the opinion should not
        assume the tax consequence at issue. Counsel must opine on the material tax
        issues – including whether the merger will be treated as a reorganization. Please
        revise.

The Merger Agreement, page 45

21.   Your existing disclosure indicates that either party may terminate the agreement if
        the closing has not occurred by March 31, 2008 provided the terminating party is
        not in default under the merger agreement. Please clarify if this has been
        extended; if not, please provide more substantive discussion toward the front of
        your document about the ability of either party to walk away from the transaction.

Agreements Related to the Merger, page 55

22.   We note that a substantial number of the shares to be issued in the merger will be
        subject to a one year lock-up agreement. Please include a risk factor indicating
        that as these agreements expire the additional shares on the market may place
        downward pressure on your share price.

23.   Please disclose the payments that would be made to Mr. Shipman if the agreement
        is terminated early. Also, disclose the total amount of the lump sum payments to
        be paid pursuant to the severance terms.

Matters Being Submitted to a Vote of Redhook Shareholders, page 62

24.   Please revise to indicate whether the combined company will continue to have a
        majority independent board following the merger pursuant to Nasdaq Marketplace
        Rule 4350(c).

<u>Redhook Executive Compensation, page 72</u>

25.   We note disclosure throughout your document indicating that you will be paying severance in connection with the merger. In addition, it appears as though many of your executive officers renegotiated their employment agreements in connection with the transaction. For each named executive officer, please revise to indicate the value of the severance expected to be paid and compare it against the severance that would have been paid but for the renegotiations. Please explain the reasoning behind significant variances. Also, please indicate the parties involved in renegotiating these provisions, including the roles played by your CEO and Compensation Committee. Lastly, please clarify whether the figures presented in your page 82 table represent re-negotiated terms.

26.   Your existing disclosure on page 73 indicates that you are not benchmarking your compensation against a peer group. However, later in your document you indicate that your Compensation Committee, "after reviewing reports from MBL, compared each executive's pay to market data for that named executive's position and set compensation levels for salary, bonus and long-term compensation at levels around the 50th percentile for each position." Please reconcile.

27.   Your page 73 disclosure indicates that your policy is "that approximately 10% to 30% of the total compensation package should be at risk in order to motivate the executives to achieve financial and operational objectives set by the board." In addition, you state on page 74 that "payment targets have been established for each executive officer." Please revise to specifically disclose the financial objectives/targets for the performance based incentive payments. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

28.   Disclose the material terms of each named executive officer's employment agreement or arrangement, as required by Item 402(o)(1) of Regulation S-K.

Certain Transactions, page 82

29.   On page 83 you disclose that you pay margin and additional margin fees to A-B under your distribution agreement. While you disclose the number of barrels you paid fees on, you do not disclose the actual amount of such payments. Please revise to disclose the total fees paid to A-B for distribution. Also, please indicate the total amount of fees paid to A-B under all of your arrangements with them.

Widmer Executive Compensation, page 87

30.   Please revise the page 88 paragraphs beginning "[t]he short-term bonus potential" and "[t]he long-term bonus potential to improve their clarity and readability. Also, revise to include pertinent figures such as the target bonus amount and target operating profit, etc.

31.   On page 88 you indicate that "[p]erformance for purposes of short-term and long-term incentive payments is measured by the attainment of financial, operational and/or strategic goals …" Please revise your disclosure to include additional information about these goals for each named executive officer. For example on page 88 you indicate that Messrs. McFall, Michaelson and Wall had performance bonuses which were based on a calculation which factored in a target operating profit but do not indicate what that target operating profit was. Please revise to specifically disclose the financial objectives/targets for the performance based incentive payments. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Certain Transactions of Widmer, page 93

32.   On page 93 you disclose that Widmer pays margin and additional margin fees to A-B under its distribution agreement. While you disclose the number of barrels you paid fees on, you do not disclose the actual amount of such payments. Please revise to disclose the total fees paid to A-B for distribution. Also, please indicate the total amount of fees paid to A-B under all of your arrangements with them.

Executive Officers and Directors of the Combined Company Following the Merger, page 95

33.   It is unclear from your existing disclosure whether each director will stand for election annually. Please revise to clarify.

Widmer Management's Discussion and Analysis of Financial Condition and Results of Operations, page 103

34.   Please revise your discussion of the contract brewing arrangement between Widmer and Redhook to disclose the financial impact that these transactions have had on each entity. Also, revise to clarify the distinction between the 2003 licensing agreement and the 2006 contract brewing agreement.

35.   Please revise your page 106 disclosure to indicate the amount of revenue attributable to sales of Kona products.

36.   Please revise to provide more detailed discussion concerning the principle commodities on which you rely as well as their pricing trends. Address the impact that these trends will have on your business.

Liquidity and Capital Resources, page 113

37.   As appropriate, please update your disclosure to indicate whether Widmer's bank has consented to the merger agreement or not.

38.   We note your disclosure on page 114 that Widmer executed $600,000 worth of notes bearing interest at 24% in connection with the acquisition of real estate. Please disclose the names of these lenders and clarify whether they were also the sellers of the real estate purchased.

Contractual Obligations and Off-Balance Sheet Operations, page 115

39.   It appears that the 2008 amount of $5,970 presented as malt and hop commitments is not consistent with the 2008 amount of $6,469 presented in footnote 15 on F-23 of the Widmer consolidated financial statements. Please clarify and revise.

Widmer Brothers Brewing Company and Subsidiary Consolidated Financial Statements

General

40.   Please note the updating requirements for the financial statements as set forth in Rule 8-08 of Regulation S-X, and provide a current consent of the independent accountants in any amendments.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies, F-9

Revenue Recognition, F-11

41.   Please revise your disclosure to provide your policy for each type of revenue
        arrangement (e.g. sales of licensed products, licensing fee revenue, etc.).

Reclassifications, F-12

42.   It appears that your adjustments to revenue and cost of goods sold to present
        revenue on a net basis rather than a gross basis under EITF No. 99-19 represents a
        restatement rather than a reclassification. Please revise the face of your financial
        statements to clearly indicate that they have been restated and provide complete
        disclosures required by SFAS 154 or tell us why such revisions are not required.

Note 6 – Related Party Transactions, F-15

43.   Please disclose the amount of margin fee paid to A-B as part of the A-B
        Distribution Agreement for each of the years presented in accordance with
        paragraph (2) of SFAS No. 57.

44.   Please disclose the amount of fees paid for the contract brewing arrangement with
        Redhook for each of the years presented in accordance with paragraph (2) of
        SFAS No. 57.

Annexes

Annex A

45.   Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying
        the contents of all omitted schedules or similar supplements to the merger
        agreement, and include an agreement to furnish the staff with copies of omitted
        schedule upon request.

Exhibits

46.   We note that the company has yet to file the tax and legality opinions associated
        with this offering. Please understand that we review, and frequently comment
        upon, these documents. Please file them as soon as possible to facilitate your
        review.

47.   Please revise to include any Widmer contracts or documents which will be material to the combined entity as exhibits. In this respect your attention is directed to the July 2001 Interim Supplement to Publicly Available Telephone Interpretations No. 59 which is available on our website. (http://www.sec.gov/interps/telephone/cftelinterps_securitiesactforms.pdf)

Form 10-K

Business, page 1

48.   We note your page 8 disclosure that you currently purchase "a significant portion of [your] malted barley from a single supplier." Please revise to clarify the degree of significance by referencing a percentage of purchases or dollar value of purchases.

Relationship with Anheuser-Busch, Incorporated, page 9

49.   We note that A-B may terminate its agreement with you in the event that an A-B competitor acquires 10% or more of your outstanding equity among other terms. Please revise to discuss the degree to which this serves to limit the possibility of a change in control of your business as well as the impact that it may have on your stock price. In this respect your page 20 risk factor "Our agreement with A-B contains …" should be revised to be more clearly address this issue as well as the impact to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

50.   Please revise your disclosure to discuss, in general and quantified terms, the impact of the changes in freight charges, prices of raw materials and packaging materials have had on your results of operations.

51.   Please revise to disclose the amounts payable to A-B as of December 31, 2007.

Results of Operations, page 35

Sales

52.   We note that you earn revenue from sales of proprietary brand and licensed products, from providing contract brewing services, and from retail operations. In order to enhance an investor's understanding, please provide a reconciliation of your sources of revenue to total sales per your statement of operations for each period presented.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Sales, Shipments, page 36

53.   We note that you categorize your barrel shipments based on packaging materials
        (i.e. draft shipments versus bottle shipments). Please address the difference in
        margins recognized for each type of packaging and the effect that changes in
        packaging mix would have on your operating results.

54.   Your disclosures on pages 37-8 indicate that you have experienced declining sales
        in the West, particularly in Washington state. During this time sales of Kona and
        Widmer products appear to have increased and sales also appear to have increased
        in the East. Please provide additional discussion and analysis about these trends
        and why they are occurring. For example, while we note that you have explained
        that sales have declined due to higher prices it is unclear whether your prices have
        increased relative to your competitors and why Kona and Widmer aren't also
        experiencing declining sales to higher prices. For guidance, your attention is
        directed to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Financial Statements

Notes to Financial Statements

Note 3 – Significant Accounting Policies, page 62

Revenue Recognition, page 64

55.   Please revise your disclosure to provide your policy for each type of revenue
        arrangement (e.g. sales of licensed products, licensing fee revenue, etc.).

Note 6 – Craft Brands Alliance LLC, page 68

56.   Please disclose the amount of sales of Redhook product to Craft Brands for each
        of the years presented in accordance with paragraph (2) of SFAS No. 57.

57.   Please disclose the amount of fees paid for the contract brewing arrangement
        with Widmer for each of the years presented in accordance with paragraph
        (2) of SFAS No. 57.

Note 13 – Financial Instruments, Major Customers, and Related Party Transactions, page
80

58.   Please disclose the amount of margin fee paid to A-B as part of the A-B
        Distribution Agreement for each of the years presented in accordance with
        paragraph (2) of SFAS No. 57.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Frank C. Woodruff, Esq.
        206-389-1708